EXHIBIT (a)(5)(C)

Gull Holdings Reaffirms Offer to Purchase Publicly-Held Shares of USANA Health

Sciences, Inc. at $26.00 per Share

Salt Lake City, UT, June 23, 2008—Gull Holdings, Ltd. and Unity Acquisition Corp. today reaffirmed their offer to purchase the outstanding shares of USANA Health Sciences, Inc. (NASDAQ: USNA) at $26.00 per share after USANA’s announcement of preliminary second quarter 2008 results and the filing by USANA with the SEC of an amended Solicitation/Recommendation Statement on Schedule 14D-9. USANA’s earnings guidance further solidifies Gull’s confidence that the financial conditions related to the previously arranged financing for the transaction will be satisfied. Gull noted that while the preliminary EPS announced remained lower than the year ago quarter, the preliminary net sales were slightly above the 2007 second quarter, and each represented an expected improvement over the first quarter of 2008.

Dr. Myron Wentz, Gull’s ultimate shareholder, said, “I am pleased to see the company’s revenue stabilize given the challenging business environment and the continuing third party allegations affecting public companies within the direct selling industry.”

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of USANA Health Sciences, Inc. Unity Acquisition Corp. filed a tender offer statement with the SEC on June 2, 2008, as subsequently amended, and has mailed an offer to purchase, forms of letters of transmittal and related documents to USANA shareholders. These documents contain important information about the tender offer, and USANA shareholders are urged to carefully read those documents and any other documents relating to the tender offer that are filed with the SEC. These documents are available at no charge on the SEC’s website at www.sec.gov. Copies may also be obtained for free by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-207-3158.

Forward-Looking Statements

Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, the inability to complete the offer due to the failure to satisfy the conditions to the offer set forth in the offer to purchase, including, among others, the failure to obtain the necessary debt financing arranged to purchase the shares.